Exhibit d.(4)(k)

AMENDMENT NO. 10

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

This AMENDMENT NO. 10 to the INVESTMENT SUB-ADVISORY AGREEMENT (“Amendment”) is dated as of April 29, 2024, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (“VALIC”), and BLACKROCK INVESTMENT MANAGEMENT, LLC, a Delaware limited liability Company (the “Sub-Adviser”).

WITNESSETH:

WHEREAS, VALIC and VALIC Company I, a Maryland corporation (the “Company”), have entered into an Investment Advisory Agreement dated as of January 1, 2002, as amended (the “Advisory Agreement”), pursuant to which VALIC has agreed to provide investment management, advisory and administrative services to the Company; and

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, VALIC and the Sub-Adviser are parties to an Investment Sub-Advisory Agreement dated March 5, 2007, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Sub-Adviser furnishes investment advisory services to certain investment series (the “Covered Funds”) of the Company, as listed on Schedule A to the Subadvisory Agreement; and

WHEREAS, the Board of Directors of the Company (the “Board”) approved a new Investment Sub-Advisory Agreement between VALIC and Sub-Adviser with respect to the Emerging Economies Fund (the “Fund”) at an in-person meeting held on January 23-24, 2024, and the parties wish to amend the “Covered Fund(s)” under the Subadvisory Agreement to reflect the action of the Board.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Subadvisory Agreement as follows:

1. Schedule A Amendment. Schedule A to the Subadvisory Agreement is hereby amended and restated as attached hereto to incorporate the Fund as a “Covered Fund” under the terms of the Subadvisory Agreement.

2. Term. The Subadvisory Agreement shall become effective as to the Fund on the date hereof and shall continue in effect for two years from its effective date. The Subadvisory Agreement shall continue in effect with respect to the Fund from year to year thereafter provided it is continued in the manner set forth in the Subadvisory Agreement.

3. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

5. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement. The parties agree that this Amendment and any documents related hereto may be electronically signed. The parties agree that any electronic signatures appearing on this Amendment and any related documents are the same as handwritten signatures for the purposes of validity, enforceability and admissibility.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Thomas M. Ward
Name:	Thomas M. Ward
Title:	Authorized Signatory

BLACKROCK INVESTMENT MANAGEMENT, LLC

By:	/s/ Rebecca Meskin
Name: Rebecca Meskin
Title: Managing Director